UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Digital Domain Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25386U104

(CUSIP Number)

John C. Textor

10250 SW Village Parkway

Port St. Lucie, Florida 34987

(772) 345-8000

with a copy to:

David C. Scileppi, Esq.

Gunster, Yoakley & Stewart, P.A.

450 East Las Olas Blvd., Suite 1400

Fort Lauderdale, Florida 33301

Telephone: (954) 713-6433

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25386U104	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John C. Textor, an individual

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO, PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With:	7. Sole Voting Power 10,532,670 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 10,532,670 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,532,670 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
23.9% (2)

14.	Type of Reporting Person IN

(1)	Consists of (i) 9,708,838 shares owned directly by the Reporting Person; (ii) 373,832 shares owned directly by Wyndcrest DD Investment Holdings, LLC; and (iii) 450,000 shares covered by options held by the Reporting Person to acquire shares of Common Stock that are exercisable within 60 days of August 28, 2012.
(2)	The percentage used herein and in the rest of this Schedule 13D is calculated based on 43,563,481 shares of Common Stock outstanding as of August 14, 2012 as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012.

CUSIP No. 25386U104	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wyndcrest DD Investment Holdings, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization Florida

Number of Shares Bene- ficially Owned by Each Reporting Person With:	7. Sole Voting Power 373,832
8. Shared Voting Power 0
9. Sole Dispositive Power 373,832
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
373,832

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
0.9%

14.	Type of Reporting Person OO

CUSIP No. 25386U104	Page 4 of 7 Pages

Item 1. Security and Issuer

This filing pertains to the Common Stock, $0.01 par value per share (“Common Stock”), of Digital Domain Media Group, Inc., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 10250 SW Village Parkway, Port St. Lucie, Florida 34987. The percentage of shares of Common Stock reported owned by the persons named herein is based upon 43,563,481 shares of Common Stock outstanding as of August 14, 2012 as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012. The holdings reported herein are as of the close of business on August 28, 2012.

Item 2. Identity and Background

This Schedule 13D is being filed by John C. Textor and Wyndcrest DD Investment Holdings, LLC referred herein collectively as the “Reporting Persons.” The principal business address for the Reporting Persons is 10250 SW Village Parkway, Port St. Lucie, Florida 34987.

The principal occupation of Mr. Textor is serving as the Chief Executive Officer and as Chairman of the Board of Directors of the Company.

Wyndcrest DD Investment Holdings, LLC (“Wyndcrest”) is a Florida limited liability company. The principal business of Wyndcrest is to hold an investment in the securities of the Company. The managing member of Wyndcrest is Wyndcrest Holdings, LLC and the managing member of Wyndcrest Holdings, LLC is Textor Ventures, Inc. Mr. Textor, as the president and sole shareholder of Textor Ventures, Inc., holds sole voting and dispositive power over the shares of Common Stock beneficially owned by Wyndcrest DD Investment Holdings, LLC, and disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.

No Reporting Person has during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

No Reporting Person has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Textor is a citizen of the United States of America. Wyndcrest is a Florida limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock that are the subject of this Schedule 13D were acquired by Mr. Textor in the amount of $10,481,643, through a series of open market transactions, using personal funds and funds borrowed by Mr. Textor under a personal line of credit discussed further in Item 6.

Item 4. Purpose of Transaction

The shares of Common Stock that are the subject of this Schedule 13D consist of the following: (i) 1,176,471 shares of Common Stock acquired on November 18, 2011 in connection with the Company’s initial public offering; (ii) 7,750 shares of Common Stock acquired in open market purchases on November 21, 2011; (iii) 40,000 shares of Common Stock acquired in open market purchases on May 17, 2012; and (iv) 23,000 shares of Common Stock acquired in open market purchases on May 18, 2012. The subject shares were acquired by Mr. Textor on each of these respective dates because of his belief that the acquisition of such shares on such dates represented an attractive investment.

CUSIP No. 25386U104	Page 5 of 7 Pages

Since the date of the last acquisition of shares of Common Stock referenced in the preceding paragraph, the Company announced it was reviewing with its financial advisor a broad range of strategic and financial alternatives to maximize shareholder value, including seeking strategic minority investors in the entire company or various business segments; entering into joint ventures or business combinations; selling or spinning-off subsidiaries or assets; or selling the Company. The Reporting Persons strongly support the Company’s strategic review process because they believe it is likely to create additional value for the Company’s shareholders. However, because the Reporting Persons believe (i) that the process is likely to take a few months and (ii) that the current market capitalization of the Company is significantly less than the value of its underlying assets, both of which are currently detrimental to the Company, the Reporting Persons will likely engage legal and financial advisors to assist the Reporting Persons in determining whether a plan to acquire the Company by a group led by the Reporting Persons can be formulated in an attempt to increase shareholder value. Notwithstanding the foregoing, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of their ongoing evaluation of (i) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (ii) industry, economic and/or securities markets conditions; (iii) the outcome of the Company’s review of strategic alternatives referenced above; (iv) other investment opportunities available to the Reporting Persons and (v) other relevant factors.

Other than as discussed in the preceding paragraph, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company or the management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 10,532,670 shares of Common Stock, constituting approximately 23.9% of the shares of Common Stock outstanding, 373,832 of which, constituting less than 1% of the shares outstanding, are owned directly by Wyndcrest, and 450,000 of which are covered by currently unexercised options exercisable by their terms within 60 days of August 28, 2012.

(b) The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, all of the shares of Common Stock referenced in paragraph (a) of this Item 5.

(c) The Reporting Person have not effected any transaction in the shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 22, 2011, Mr. Textor entered into a Loan Agreement (the “Loan Agreement”) with PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC”), Thomas J. Morrison Article IX, a trust dated 12/10/2002, Thomas J. Morrison Trust dated 1/11/76, Glenmore Enterprise, Inc., and Carlos Morrison (the “Lenders”) and PBC JT, LLC, a Delaware limited liability company, as administrative agent for the Lenders. PBC is an affiliate of Palm Beach Capital Fund III, L.P. and PBC III Principals Fund, L.P., which are private equity funds that have reported in a Schedule 13D/A filed on August 21, 2012 that they are beneficial owners of 37.7% of the Company’s Common Stock. Mr. Textor used the proceeds from the Loan Agreement to purchase shares of the Company’s Common Stock on November 18, 2011.

Pursuant to the Loan Agreement, the Lenders advanced Mr. Textor $10,000,000 plus an additional amount equal to the closing costs. The Loan Agreement was amended on May 3, 2012, pursuant to which the Lenders advanced an additional $2,500,000. The cash advanced is secured by (i) a pledge of 8,461,617 shares of the Company’s Common Stock and (ii) security interests on certain real estate assets owned by Mr. Textor. Interest on the loan accrues at 8% per annum for the first ninety days of the term of the Loan Agreement, 10% per annum for the next sixty days of the term of the Loan Agreement, and 12% thereafter. One-half of the interest is payable monthly in cash and one-half of the interest is added to the principal balance of the advance. In the Event of Default (as defined in the Loan Agreement), the interest rate will increase to 19% per annum. Mr. Textor repaid $1,590,000 of the advance on March 29, 2012. The advance is due and payable on August 31, 2012. Mr. Textor and the Lenders have agreed in principle to extend the due date of the Loan Agreement and are currently negotiating an extension of the Loan Agreement.

Other than the foregoing, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 25386U104	Page 6 of 7 Pages

Item 7. Material to Be Filed as Exhibits

7.1	Agreement to File Joint Schedule 13D
7.2	Loan Agreement, dated November 22, 2011
7.3	First Amendment to Loan Agreement, dated May 3, 2012

CUSIP No. 25386U104	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2012

/s/ John C. Textor
JOHN C. TEXTOR

Wyndcrest DD Investment Holdings, LLC

By: Wyndcrest Holdings, LLC, its managing member

By: Textor Ventures, Inc., its managing member

By: /s/ John C. Textor
John C. Textor, President